April 12, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             HOOKIPA Pharma Inc.

Registration Statement on Form S-1 (as amended) (SEC File No. 333-230451)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of HOOKIPA Pharma Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., New York City time, on April 17, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 1,480 copies of the Preliminary Prospectus dated April 8, 2019 through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

SVB LEERINK LLC

RBC CAPITAL MARKETS, LLC

As Representatives of the several underwriters

[SIGNATURE PAGES FOLLOW]

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

SVB LEERINK LLC

By:	/s/ Stuart R. Nayman
Name: Stuart R. Nayman
Title: Managing Director, Senior Legal Counsel

RBC CAPITAL MARKETS, LLC

By:	/s/ John Reed
Name: John Reed
Title: Managing Director

As representatives of the several underwriters.

cc: Ilir Mujalovic, Partner, Shearman & Sterling LLP

[Signature Page to Acceleration Request Letter]